Exhibit 99.1
Home Inns Reports Third Quarter of 2009 Financial Results
Quarterly Revenues Increased 38% Year-over-year to RMB 727 Million (US$ 107 Million);
Occupancy Rate Reached 97%, Resulting in RevPAR of RMB 157
Shanghai, November 9, 2009 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.
Third Quarter 2009 Financial Highlights
•	Total revenues for the quarter increased 37.9% year-over-year to RMB 727.4 million (US$ 106.6 million), exceeding guidance of RMB 685 million to RMB 705 million.
•
Net income attributable to shareholders for the quarter was RMB 86.7 million (US$ 12.7 million), including gain on buy-back of convertible bonds of RMB 4.3 million (US$ 0.6 million), and share-based compensation expenses of RMB 7.8 million (US$ 1.1 million). This compares to a net income attributable to shareholders of RMB 29.5 million (US$ 4.3 million) in the third quarter of 2008, which included share based compensation of RMB 6.6 million (US$ 1.0 million) and foreign exchange loss of RMB 2.4 million (US$ 0.3 million).

•
Income from operations for the quarter was RMB 107.9 million (US$ 15.8 million), compared to income from operations of RMB 41.8 million (US$ 6.2 million) in the same period of 2008. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 115.6 million (US$ 16.9 million) for the quarter, compared to RMB 48.4 million (US$ 7.1 million) in the same period of 2008, representing an increase of 139% year-over-year.

•
EBITDA (non-GAAP) for the quarter was RMB 187.5 million (US$ 27.5 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) for the quarter was RMB 191.0 million (US$ 28.0 million), compared to RMB 102.5 million (US$ 15.1 million) in the same period of 2008, representing an increase of 86.4% year-over-year.

•	Diluted earnings per ADS for the quarter were RMB 1.98 (US$ 0.29), while adjusted diluted earnings per ADS (Non-GAAP) for the quarter were RMB 2.15 (US$ 0.31).
Diluted earnings per ADS and adjusted diluted earnings per ADS exclude gain on buy-back of convertible bonds. Adjusted diluted earnings per ADS also exclude foreign exchange loss and share-based compensation expenses. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

“Home Inns has performed above expectations during the third quarter, as we benefited from both an improving economic situation in China and our implementation of certain initiatives at the beginning of the financial crisis,” commented Mr. David Sun, Home Inns’ Chief Executive Officer. “Due to the strong performance at our hotels as well as our restrained expansion efforts, we exceeded our revenue guidance while simultaneously achieving strengthened margins. We are confident that we will see a continued improvement in our performance during the rest of 2009, and that in 2010 we will be able to successfully execute our strategic business initiatives, including the continued expansion of our company throughout China.”
Third Quarter of 2009 Operational Highlights
•
The occupancy rate for all hotels in operation was 97.0% in the third quarter of 2009, compared with 85.9% in the same period in 2008, and 92.4% in the previous quarter. The increase year-over-year was due to a more favorable travel environment as well as less dilutive impact from new hotels opened this year, given the lower proportion of new hotels currently within the Home Inns chain. The sequential improvement in occupancy was mainly due to the accelerating economic recovery in China during the third quarter.

•
RevPAR, defined as revenue per available room, grew to RMB 157 in the third quarter of 2009, compared with RMB 155 in the same period in 2008 and RMB 148 in the previous quarter. The RevPAR increase year-over-year was primarily attributable to the strong improvement in occupancy rate, which was partially offset by the expected decline in average daily rate, or ADR. The ADR decline year-over-year was due to a mixture of the expected impact of Home Inns opening more hotels in lower tier cities, where room rates are lower, as well as the one time unfavorable comparison with the third quarter last year, when the Olympics in Beijing drove ADR higher. Sequentially, RevPAR benefited from a better occupancy rate which was due to a strong performance and to a lesser extent, a favorable seasonal pattern. The ADR was relatively stable compared to the previous quarter.

•
RevPAR for Home Inns’ hotels which had been in operation for at least 18 months was RMB 169 for the third quarter of 2009, flat compared to RMB 169 for the same period in 2008. This indicates a stabilization in mature hotel performance following a three-quarter period of decline in year-over-year comparisons.

•
During the third quarter of 2009, Home Inns opened 36 net new hotels, including 8 net leased-and-operated hotels and 28 net franchised-and-managed hotels. As of September 30, 2009, the Home Inns hotel chain consisted of 583 hotels in operation with an average of 117 rooms per hotel in operation. Home Inns’ hotels in operation cover 113 cities in China and consist of 377 leased-and-operated hotels, including one H Hotel (Home Inns’ premium brand hotel), and 206 franchised-and-managed hotels.

•	As of September 30, 2009, Home Inns had an additional 18 leased-and-operated hotels and 56 franchised-and-managed hotels contracted.
“Home Inns has endured the impact of the economic downturn by effectively meeting the challenges that were presented to us, and the third quarter marks an important inflection point in our recovery,” continued Mr. Sun. “Our RevPAR levels have risen above last year’s benchmarks for the first time in 2009, and we have seen improved margins despite adjustments for pre-opening costs. With careful consideration towards stable margin and return on investment, we believe that a re-acceleration of our expansion plans at a growth rate that ensures success and profitability is a sensible and effective strategy as we look towards the end of the year and into 2010.”

Third Quarter of 2009 Financial Results
For the third quarter of 2009, Home Inns’ total revenues increased by 37.9% year-over-year to RMB 727.4 million (US$ 106.6 million).
Total revenues from leased-and-operated hotels for the third quarter of 2009 were RMB 685.7 million (US$ 100.5 million), representing a 37.3% increase year-over-year and a 12.3% increase sequentially. The year-over-year increase was primarily the result of a larger leased-and-operated hotel portfolio, while the sequential increase was primarily a result of a greater number of mature hotels. Home Inns opened a net of 8 new leased-and-operated hotels during the third quarter of 2009.
Total revenues from franchised-and-managed hotels for the third quarter of 2009 were RMB 41.6 million (US$ 6.1 million), representing a 49.2% increase year-over-year and a 26.5% increase sequentially. Revenues from franchised-and-managed hotels for the quarter increased as a result of the higher number of such hotels in operation, as well as higher initial franchise fees due to the significant number of new franchised-and-managed hotels opened during the quarter. Home Inns opened a net of 28 new franchised-and-managed hotels during the third quarter of 2009.
Total operating costs and expenses for the third quarter of 2009 were RMB 575.7 million (US$ 84.3 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 568.0 million (US$ 83.2 million), or 78.1% of total revenues, representing a 26.8% increase year-over-year and a 7.5% increase sequentially.
Total leased-and-operated hotel costs for the third quarter of 2009 were RMB 521.6 million (US$ 76.4 million), representing 76.1% of the leased-and-operated hotel revenues. This compared to 81.4% for the same quarter in 2008 and 79.8% for the previous quarter. The decrease in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenue year-over-year was primarily due to fewer hotels under construction, resulting in substantially lower pre-opening expenses. The percentage decease sequentially was mainly due to higher RevPAR and hence higher revenues per hotel while costs per hotel remained relatively stable.
Sales and marketing expenses for the third quarter of 2009 were RMB 7.2 million (US$ 1.1 million), a decrease of 3.1% year-over-year and an increase of 36.9% sequentially. The decrease year-over-year was due to a less aggressive marketing plan in 2009, and the sequential increase was due to certain planned marketing activities during the quarter, following low marketing spending in the second quarter.
General and administrative expenses for the third quarter of 2009 were RMB 46.9 million (US$ 6.9 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 39.2 million (US$ 5.7 million), or 5.4% of the total revenues, compared with 6.5% of the total revenues in the same period of 2008 and 5.8% in the previous quarter. The improvement in the ratio of general and administrative expenses to total revenues reflects the positive operational leverage that is being achieved with an expanding revenue base.
Income from operations for the quarter was RMB 107.9 million (US$ 15.8 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 115.6 million (US$ 16.9 million), compared to RMB 48.4 million (US$ 7.1 million) in the same period of 2008 and RMB 74.1 million (US$ 10.9 million) in the previous quarter. The major reasons for the higher income from operations were higher revenues and better leased-and-operated hotel expense ratios.

EBITDA (non-GAAP) for the third quarter of 2009 was RMB 187.5 million (US$ 27.5 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 191.0 million (US$ 28.0 million), an increase of 86.4% from the same period a year ago and an increase of 28.1% sequentially.
Net income attributable to shareholders for the quarter was RMB 86.7 million (US$ 12.7 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted net income attributable to shareholders (non-GAAP) for the third quarter of 2009 was RMB 90.2 million (US$ 13.2 million).
For the third quarter of 2009, basic earnings per share were RMB 1.10 (US$ 0.16), while diluted earnings per share were RMB 0.99 (US$ 0.15). Basic earnings per ADS were RMB 2.19 (US$ 0.32), while diluted earnings per ADS were RMB 1.98 (US$ 0.29). The difference between basic and diluted earnings per share and per ADS was the exclusion of the gain on buy-back of convertible bonds in the diluted earnings calculation under US GAAP. Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB 1.14 (US$ 0.17), while adjusted diluted earnings per share (non-GAAP) were RMB 1.07 (US$ 0.16). Adjusted basic earnings per ADS (non-GAAP) were RMB 2.28 (US$ 0.33), and adjusted diluted earnings per ADS (non-GAAP) were RMB 2.15 (US$ 0.31).
Net operating cash flow for the third quarter of 2009 was RMB 231.1 million (US$ 33.9 million). Capital expenditures for the quarter were RMB 43.3 million (US$ 6.3 million). Cash spent on the purchase of property and equipment was RMB 54.6 million (US$ 8.0 million), resulting from both new capital expenditure and reduction in payables.
As of September 30, 2009, Home Inns had cash and cash equivalents of RMB 755.4 million (US$ 110.7 million), and the outstanding balance of its convertible bonds was RMB 437.9 million (US$ 64.2 million), including principal and accrued interest. During the third quarter of 2009, Home Inns repurchased and retired RMB 40.0 million (US$ 5.9 million) of these convertible bonds.
Outlook for Fourth Quarter of 2009
Home Inns expects its total revenues in the fourth quarter of 2009 to be in the range of RMB 675 million (US$ 98.9 million) to RMB 695 million (US$ 101.8 million). Home Inns now expects its total revenues for the full year of 2009 to grow between 37-39% over 2008, an increase from the 33-35% guidance it previously announced when it discussed its second quarter of 2009 results in this August, reflecting the impact from the continued improvement in economic and operating environment in China. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 8 PM on November 9, 2009, U.S. Eastern Standard Time (9 AM on November 10, 2009, Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S. (toll free):	+1-800-510-9836
U.S. and International:	+1-617-614-3670

Passcode for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of November 16, 2009, U.S. Eastern Standard Time.

U.S. toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	825-69-917
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; and the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, adjusted basic and diluted earnings and ADS per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.
Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com

Home Inns & Hotels Management Inc.
Consolidated Balance Sheet Information

	December 31, 2008		September 30, 2009
	RMB ’000		RMB ’000	US$ ’000
	(audited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	608,445		755,380	110,659
Short-term investment	100,000		—	—
Accounts receivable	23,263		33,340	4,884
Receivables from related parties	1,617		1,323	194
Consumables	26,885		14,763	2,163
Prepayments and other current assets, net of allowance	63,904		41,185	6,033
Deferred tax assets, current	41,824		63,259	9,267

Total current assets	865,938		909,250	133,200

Property and equipment, net	1,950,900		1,942,885	284,622
Goodwill	390,882		390,882	57,262
Intangible assets, net	44,977		42,931	6,289
Other assets	33,177		33,990	4,979
Deferred tax assets, non-current	77,580		82,828	12,134

Total assets	3,363,454		3,402,766	498,486

LIABILITIES
Current liabilities:
Accounts payable	22,438		20,372	2,984
Payables to related parties	6,668		5,896	864
Salaries and welfare payable	69,635		98,532	14,434
Income tax payable	52,458		62,950	9,222
Other taxes payable	12,691		14,583	2,136
Deferred revenues	38,082		51,549	7,552
Accruals for customer reward program	8,587		12,943	1,896
Other unpaid and accruals	52,220		60,956	8,930
Other payables	376,739		225,924	33,096

Total current liabilities	639,518		553,705	81,114

Deferred rental	136,825		150,470	22,043
Deferred revenues, non-current	22,697		34,780	5,095
Other long-term liabilities	—		1,008	148
Deposits from franchised-and-managed hotels	13,741		17,480	2,561
Unfavorable lease liability	16,017		14,943	2,189
Convertible bond	895,696		437,924	64,153
Deferred tax liability, non-current	12,279		11,848	1,736

Total liabilities	1,736,773		1,222,158	179,039

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 71,212,795 and 79,353,348 shares issued and outstanding as of December 31, 2008 and September 30, 2009, respectively)	2,899		3,177	465
Additional paid-in capital	1,393,905		1,762,957	258,263
Statutory reserves	49,994		49,994	7,324

Retained earnings	160,810		348,434	51,044

Noncontrolling interest	19,073	*	16,046	2,351

Total shareholders’ equity	1,626,681		2,180,608	319,447

Total liabilities and shareholders’ equity	3,363,454		3,402,766	498,486

*	Reflects implementation of SFAS No.160 “Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No.51”

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8262 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Consolidated Statement of Operations Information

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Leased-and-operated hotels	499,409	609,136	685,729	100,455
Franchised-and-managed hotels	27,907	32,930	41,640	6,100

Total revenues	527,316	642,066	727,369	106,555
Less: Business tax and related surcharges	(31,153)	(39,507)	(43,798)	(6,416)

Net revenues	496,163	602,559	683,571	100,139

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(170,872)	(186,668)	(198,313)	(29,052)
Personnel costs*	(93,609)	(114,950)	(126,936)	(18,595)
Depreciation and amortization	(50,136)	(69,833)	(70,985)	(10,398)
Consumables, food and beverage	(41,818)	(42,811)	(48,645)	(7,126)
Others	(49,869)	(71,871)	(76,732)	(11,241)

Total leased-and-operated hotel costs	(406,305)	(486,133)	(521,611)	(76,412)

Sales and marketing expenses	(7,407)	(5,243)	(7,177)	(1,051)
General and administrative expenses*	(40,631)	(43,474)	(46,925)	(6,874)

Total operating costs and expenses	(45,342)	(534,850)	(575,713)	(84,337)

Income from operations	41,821	67,709	107,858	15,802

Interest income	3,597	1,002	1,364	200
Interest expense	(5,800)	(3,142)	(2,212)	(324)
Gain on buy-back of convertible bond	—	46,540	4,305	631
Other non-operating income	3,123	4,672	3,395	497
Foreign exchange loss, net	(2,360)	(262)	(34)	(5)

Income before income tax expense and noncontrolling interests	40,381	116,519	114,676	16,801

Income tax expense	(9,785)	(15,144)	(26,557)	(3,890)

Net income	30,596	101,375	88,119	12,911

Noncontrolling interest	(1,134)	(943)	(1,379)	(202)

Net income attributable to shareholders	29,463	100,432	86,740	12,709

Earnings per share
— Basic	0.42	1.37	1.10	0.16

— Diluted	0.40	0.70	0.99	0.14

Weighted average ordinary shares outstanding
— Basic	70,897	73,347	79,164	79,164

— Diluted	78,128	77,983	84,018	84,018

* Share-based compensation expense was included in the statement of operations as follows:

Leased-and-operated hotel costs — Personnel costs	3	—	—	—
General and administrative expenses	6,586	6,430	7,759	1,137

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8262 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2009
	GAAP	% of Total	Share-based	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(521,611)	71.7%	—	0.0%	(521,611)	71.7%
Sales and marketing expenses	(7,177)	1.0%	—	0.0%	(7,177)	1.0%
General and administrative expenses	(46,925)	6.5%	7,759	1.1%	(39,166)	5.4%

Total operating costs and expenses	(575,713)	79.2%	7,759	1.1%	(567,954)	78.1%

Income from operations	107,858	14.8%	7,759	1.1%	115,617	15.9%

	Quarter Ended September 30, 2009
	GAAP	% of Total	Share-based	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(76,412)	71.7%	—	0.0%	(76,412)	71.7%
Sales and marketing expenses	(1,051)	1.0%	—	0.0%	(1,051)	1.0%
General and administrative expenses	(6,874)	6.5%	1,137	1.1%	(5,737)	5.4%

Total operating costs and expenses	(84,337)	79.1%	1,137	1.1%	(83,200)	78.1%

Income from operations	15,802	14.8%	1,137	1.1%	16,939	15.9%

	Quarter Ended June 30, 2009
	GAAP	% of Total	Share-based	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(486,133)	75.7%	—	0.0%	(486,133)	75.7%
Sales and marketing expenses	(5,243)	0.8%	—	0.0%	(5,243)	0.8%
General and administrative expenses	(43,474)	6.8%	6,430	1.0%	(37,044)	5.8%

Total operating costs and expenses	(534,850)	83.3%	6,430	1.0%	(528,420)	82.3%

Income from operations	67,709	10.6%	6,430	1.0%	74,139	11.6%

	Quarter Ended September 30, 2008
	GAAP	% of Total	Share-based	% of Total	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(406,305)	77.1%	3	0.0%	(406,302)	77.1%
Sales and marketing expenses	(7,407)	1.4%	—	0.0%	(7,407)	1.4%
General and administrative expenses	(40,631)	7.7%	6,586	1.2%	(34,045)	6.5%

Total operating costs and expenses	(454,342)	86.2%	6,589	1.2%	(447,753)	84.9%

Income from operations	41,821	7.9%	6,589	1.2%	48,410	9.2%

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8262 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to shareholders (GAAP)	29,463	100,432	86,740	12,709
Foreign exchange loss, net	2,360	262	34	5
Share-based compensation	6,589	6,430	7,759	1,137
Gain on buy-back of convertible bond	—	(46,540)	(4,305)	(631)
Adjusted net income attributable to shareholders (Non-GAAP) (Net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)	38,412	60,584	90,228	13,220

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	0.42	1.37	1.10	0.16

— Diluted	0.40	0.70	0.99	0.14

Weighted average ordinary shares outstanding
— Basic	70,897	73,347	79,164	79,164

— Diluted	78,128	77,983	84,018	84,018

Adjusted earnings per share (Non-GAAP) (Earnings per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)
— Basic	0.54	0.83	1.14	0.17

— Diluted	0.51	0.78	1.07	0.16

Weighted average ordinary shares outstanding
— Basic	70,897	73,347	79,164	79,164

— Diluted	78,128	77,983	84,018	84,018

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8262 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to shareholders	29,463	100,432	86,740	12,709
Interest income	(3,597)	(1,002)	(1,364)	(200)
Interest expenses	5,800	3,142	2,212	324
Income tax expense	9,785	15,144	26,557	3,890
Depreciation and amortization	52,066	71,177	73,317	10,741

EBITDA (Non-GAAP)	93,516	188,893	187,462	27,464

Foreign exchange loss, net	2,360	262	34	5
Share-based compensation	6,589	6,430	7,759	1,137
Gain on buy-back of convertible bond	—	(46,540)	(4,305)	(631)
Adjusted EBITDA (Non-GAAP) (EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)	102,465	149,045	190,950	27,975

% of total revenue	19.4%	23.2%	26.3%	26.3%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	September 30,	June 30,	September 30,
	2008	2009	2009
Total Hotels in operation:	414	547	583
Leased-and-operated hotels	291	369	377
Franchised-and-managed hotels	123	178	206
Total rooms	49,459	63,968	68,044
Occupancy rate (as a percentage)	85.9%	92.4%	97.0%
Average daily rate (in RMB)	180	160	161
RevPAR (in RMB)	155	148	157
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,	September 30,
	2008	2009
Total Hotels in operation:	294	294
Leased-and-operated hotels	219	219
Franchised-and-managed hotels	75	75
Total rooms	36,162	36,162
Occupancy rate (as a percentage)	91.6%	100.3%
Average daily rate (in RMB)	184	168
RevPAR (in RMB)	169	169

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.